July 26, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1, amendment number 4, filed July 25, 2005
	File No. 333-122764

Dear Mr. Riordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1, AMENDMENT NUMBER FOUR, FILED JULY 25, 2005

1. We note your response to comment 1 in our letter dated July 22, 2005. You have made the additional disclosure requested by the comment. However, it appears to the staff that the juxtaposition of the new language and the language you added on p.29 in the last amendment is such that a reader could infer from the revised paragraph that your subsidiaries will cease to conduct business in Iran because U.S. regulations prevent their continued operation there, or because they are in violation of U.S. regulations. It appears to us that the disclosure may more clearly convey the information you intend if you revise the penultimate sentence of the paragraph to begin (if true) "While our subsidiaries conduct their operations in Iran in accordance with current U.S. rules and regulations, they will cease...," or otherwise revise the paragraph to address this concern. Please advise, or revise as appropriate.


*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Lesli Sheppard at (202) 551-3708 or the undersigned at (202) 551-3767.


			Sincerely,


					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
Rockwood Holdings, Inc.
July 26, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE